EXHIBIT 99.1

Hydrogenics Reports First Quarter 2011 Results

MISSISSAUGA, Ontario, June 3, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported first quarter 2011 results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS)1.

"Our first quarter results, with a 10% increase in revenues, strong gross profit in our Power Systems business and awards for hydrogen fuelling stations in Oslo, Norway and Istanbul, Turkey along with contracts for the delivery of nine electrolyzers for industrial gas applications meets our expectations. Additionally, we continued to advance our product development and commercialization efforts with CommScope, Inc. ("CommScope") in the first quarter, as evidenced by completing the third tranche of our subscription agreement and, thereby securing an additional $2.0 million of equity", said Daryl Wilson, President and Chief Executive Officer.

First Quarter 2011 Highlights (compared to First Quarter 2010 unless otherwise noted)

  Closed the third tranche of our subscription agreement with CommScope securing $2.0 million

  Secured $6.1 million of orders for industrial gas applications and a hydrogen fuelling station as well as $0.7 million of orders for fuel cell applications

  Order backlog of $15.8 million, the substantial majority of which is anticipated to be delivered and recognized as revenues in 2011. Order backlog movement (in $ millions), as follows:
	Dec. 31, 2010 Backlog	Orders Received	Orders Delivered	Mar. 31, 2011 Backlog

OnSite Generation	$ 13.6	$ 5.4	$ 5.5	$ 13.5
Power Systems	3.5	0.7	1.9	2.3
Total	$ 17.1	$ 6.1	$ 7.4	$ 15.8
  Revenues of $7.4 million, an increase of 10%

  Gross profit of 19%, reflecting pricing pressure on one large OnSite Generation order booked in 2009

  EBITDA2 loss, prior to reflecting $0.7 million of costs and fair value adjustments resulting from our DSU and RSU plans which are indexed to our share price and $0.3 million of non-cash stock-based compensation costs in respect of the executive stock options which were surrendered in January 2011 was $1.8 million, an improvement of $1.7 million, or 47%

  Cash reserves of $10.9 million compared to $9.0 million at December 31, 2010 reflecting CommScope's $2.0 million equity investment and $0.1 million of cash provided by operating activities, partially offset by $0.2 million of capital expenditures

Notes

  Effective January 1, 2011, Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is Hydrogenics' first reporting period under IFRS. Please refer to Hydrogenics' First Quarter 2011 Management Discussion and Analysis for a summary of the full impact as a result of the conversion from Canadian generally accepted accounting principles to IFRS.

  EBITDA, defined as net loss excluding financial income, net, depreciation of property, plant and equipment, amortization of intangible assets. EBITDA is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to EBITDA presented by other entities.  Investors are cautioned that this non-IFRS financial measure should not be construed as an alternative to other measures of financial performance calculated in accordance with IFRS.

Conference Call Details

Hydrogenics will hold a conference call at 9:00 a.m. EDT on June 3, 2011 to review the first quarter 2011 results. The telephone number for the conference call is (877) 307-1373, or, for international callers, (678) 2224-7873. A live webcast of the call will also be available on the Corporation's website at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (800) 642-1687, conference ID # 67060937. The encore recording will be available two hours after the conference call has concluded.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31, 2011	December 31, 2010	January 1, 2010
Assets
Current assets
Cash and cash equivalents	$ 8,957	$ 7,881	$ 9,159
Restricted cash	1,267	883	1,603
Trade and other receivables	6,576	5,603	3,685
Grants receivable	515	572	490
Inventories	6,681	8,376	11,746
Prepaid expenses	602	762	1,270
	24,598	24,077	27,953
Non-current assets
Restricted cash	698	225	240
Property, plant and equipment	2,060	1,871	2,889
Intangible assets	185	200	280
Goodwill	5,414	5,100	5,446
	8,357	7,396	8,855
Total assets	$ 32,955	$ 31,473	$ 36,808
Liabilities
Current liabilities
Trade and other payables	$ 8,445	$ 6,584	$ 9,861
Provisions	2,388	2,350	3,837
Unearned revenue	3,570	3,751	4,546
Warrants	2,531	1,252	--
	16,934	13,937	18,244
Non-current liabilities
Other non-current liabilities	2,007	2,100	2,555
Total liabilities	18,941	16,037	20,799
Equity
Share capital	315,508	313,461	307,038
Contributed surplus	17,195	16,731	16,474
Accumulated other comprehensive income (loss)	23	(705)	--
Deficit	(318,712)	(314,051)	(307,503)
Total equity	14,014	15,436	16,009
Total equity and liabilities	$ 32,955	$ 31,473	$ 36,808

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended March 31
	2011	2010
Revenues	$ 7,387	$ 6,726
Cost of sales	6,012	5,548
Gross profit	1,375	1,178

Operating expenses
Selling, general and administrative expenses	3,379	2,981
Research and product development expenses	1,141	908
Litigation settlements	--	1,000
Other losses	22	--
	4,542	4,889
Loss from operations	(3,167)	(3,711)

Finance income (expenses)
Interest income	4	34
Interest expense	(47)	(60)
Foreign currency gains	133	208
Foreign currency losses	(128)	(335)
Other finance gains and (losses), net	(1,456)	1,748
Finance income/(loss), net	(1,494)	1,595

Loss before income taxes	(4,661)	(2,116)
Income tax expense	--	--
Net loss for the period	(4,661)	(2,116)

Exchange differences on translating foreign operations	728	(719)
Comprehensive loss for the period	$ (3,933)	$ (2,835)

Net loss per share
Basic and diluted	$ (0.85)	$ (0.51)

Weighted average number of common shares outstanding	5,494,230	4,124,203

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended March 31
	2011	2010
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (4,661)	$ (2,116)
Items not affecting cash:
Loss on disposal of assets	14	--
Amortization and depreciation	229	266
Unrealized finance (gains) and losses, net	1,456	(1,748)
Unrealized foreign exchange (gains) losses	140	(342)
Non-cash selling, general and administrative expenses	--	1,000
Stock-based compensation	464	77
Net change in non-cash working capital	2,579	459
Cash provided by (used in) operating activities	221	(2,404)

Investing activities
Increase in restricted cash	(857)	(62)
Purchase of property, plant and equipment	(247)	(51)
Cash used in investing activities	(1,104)	(113)

Financing activities
Repayment of non-current liabilities	(88)	--
Common shares and warrants issued and exercised, net of issuance costs	2,047	4,600
Cash provided by financing activities	1,959	4,600

Increase in cash and cash equivalents during the period	1,076	2,083
Cash and cash equivalents - Beginning of period	7,881	9,159
Cash and cash equivalents - End of period	$ 8,957	$ 11,242

CONTACT: Company Contact:
         Lawrence Davis, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3633
         investors@hydrogenics.com